UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2026

Commission File Number: 001-41985
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Murano Global Investments PLC
(Exact name of Registrant as Specified in its Charter)
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Not Applicable
(Translation of registrant’s name into English)
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25 Berkeley Square
London W1J 6HN
United Kingdom
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F

☐ Form 40-F
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Contents

On August 14, 2026, Murano Global Investments PLC issued a press release announcing the expiration and final results of the previously announced offer to exchange any and all of the outstanding aggregate principal amount of the 11.000% Senior Secured Notes due 2031 (the “Existing Notes”) of Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, solely in its capacity as Issuer Trustee (fiduciario) under the Irrevocable Issuing, Administration, Payment and Guaranty Trust Agreement No. CIB/4323 (the “Issuer Trust”), for Fixed Rate Senior Secured Notes due 2032 (the "New Notes"), and the concurrent consent solicitation with respect to the Existing Notes indenture. A copy of the press release is furnished as Exhibit 1 to this Report on Form 6-K.

Exhibit Index

Exhibit No.	Description
1	Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Murano Global Investments PLC
(Registrant)

Date: August 14, 2026	By:	/s/ Oscar Jazmani Mendoza Escobar
Name: Oscar Jazmani Mendoza Escobar
Title: Chief Financial Officer